                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                         (Amendment No.              )1
                                        ------------

                        CONSUMER PORTFOLIO SERVICES INC.
                        --------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)


                                   210502 100
                                   ----------
                                 (CUSIP Number)


                                December 4, 1998
                                ----------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:


               /  / Rule 13d-1(b)

              / X / Rule 13d-1(c)

              /   / Rule 13d-1(d)



------------------------------

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       NAME OF REPORTING PERSON
         Financial Security Assurance Holdings Ltd.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         13-3261323

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) /   /
         (b) / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York

NUMBER OF                           5. SOLE VOTING POWER
SHARES                                 0
BENEFICIALLY
OWNED BY EACH                       6. SHARED VOTING POWER
REPORTING                              1,893,836
PERSON WITH:
                                    7. SOLE DISPOSITIVE POWER
                                       0

                                    8. SHARED DISPOSITIVE POWER
                                       1,893,836

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,893,836

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      / X /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.1%

12. TYPE OF REPORTING PERSON
      HC, CO




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1.       NAME OF REPORTING PERSON
         FSA Portfolio Management Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         13-3693815

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) /   /
         (b) / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF                  5. SOLE VOTING POWER
SHARES                          0
BENEFICIALLY
OWNED BY EACH              6. SHARED VOTING POWER
REPORTING                       1,893,836
PERSON WITH:
                           7. SOLE DISPOSITIVE POWER
                                0

                           8. SHARED DISPOSITIVE POWER
                                1,893,836

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,893,836

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      / X /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      12.1%

12. TYPE OF REPORTING PERSON
     CO




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1.       NAME OF REPORTING PERSON
         EXEL Limited
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         98-0191089

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a) /   /
         (b) / X /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Cayman Islands

NUMBER OF                  5. SOLE VOTING POWER
SHARES                           631,278
BENEFICIALLY
OWNED BY EACH              6. SHARED VOTING POWER
REPORTING                        0
PERSON WITH:
                           7. SOLE DISPOSITIVE POWER
                                 631,278

                           8. SHARED DISPOSITIVE POWER
                                 0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      631,278

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      / X /

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      4.0%

12. TYPE OF REPORTING PERSON
      CO




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Item 1(a) Name of Issuer:
         Consumer Portfolio Services, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
         16355 Laguna Canyon Road, Irvine, CA 92618

Item 2(a) Name of Person Filing:
         This statement is filed on behalf of each of the following:
                  (i) Financial Security Assurance Holdings Ltd.
                  (ii) FSA Portfolio Management Inc.
                  (iii) EXEL Limited

Item 2(b) Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of each of Financial Security Assurance Holdings Ltd. and FSA Portfolio Management Inc. is 350 Park Avenue, New York, NY 10022.

     The address of the principal business office of EXEL Limited is Cumberland House, 1 Victoria Street, Hamilton, Bermuda HM11.

Item 2(c) Citizenship:

     Financial Security Assurance Holdings Ltd. is a New York corporation and FSA Portfolio Management Inc. is a Delaware corporation.

     EXEL Limited is a Cayman Islands corporation.

Item 2(d) Title of Class of Securities:
     Common Stock, no par value

Item 2(e) CUSIP Number:
     210502 100

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or
     Section 240.13d-2(b) or (c), check whether the person filing is a:
            Not applicable.

     If this statement is filed pursuant to Section 240.13d-1(c), check this box /X/.

Item 4. Ownership:

         (a) Amount beneficially owned: 1,893,836 shares of Common Stock are beneficially owned directly by FSA Portfolio Management Inc., as the registered holder of a presently exercisable warrant in respect of such shares, and indirectly by Financial Security Assurance Holdings Ltd., as the sole owner of FSA Portfolio Management Inc.
         631,278 shares of Common Stock are beneficially owned by EXEL Limited, which has a present right to receive and to have registered, in its own name or the name of an affiliate, a presently exercisable warrant in respect of such shares. It is expected that the warrants will be registered in the name of Garrison Investments Inc., which is an indirect wholly owned subsidiary of EXEL Limited by virtue of EXEL Limited's sole ownership of EXEL Holdings Limited, which is the sole owner of X.L. Insurance Company, Ltd., which is the sole owner of X.L. Investments Ltd., which is the sole owner of Garrison
Investments Inc.

         (b) Percent of class: The amount beneficially owned directly by FSA Portfolio Management Inc. and indirectly by Financial Security Assurance Holdings Ltd. is 12.1% of the class (based on 1,893,836 shares beneficially owned plus 15,658,501 shares outstanding on December 4, 1998).
         The amount beneficially owned by EXEL Limited is 4.0% of the class (based on 631,278 shares beneficially owned plus 15,658,501 shares outstanding on December 4, 1998).


         (c) Number of shares as to which such person has:

         As to Financial Security Assurance Holdings Ltd.:
         (i) Sole power to vote or to direct the vote:                         0
         (ii) Shared power to vote or to direct the vote:              1,893,836
         (iii) Sole power to dispose or to direct the disposition of:          0
         (iv) Shared power to dispose or to direct the disposition of: 1,893,836

         As to FSA Portfolio Management Inc.:
         (i) Sole power to vote or to direct the vote:                         0
         (ii) Shared power to vote or to direct the vote:              1,893,836
         (iii) Sole power to dispose or to direct the disposition of:          0
         (iv) Shared power to dispose or to direct the disposition of: 1,893,836

         As to EXEL Limited.:
         (i) Sole power to vote or to direct the vote:                   631,278
         (ii) Shared power to vote or to direct the vote:                      0
         (iii) Sole power to dispose or to direct the disposition of:    631,278
         (iv) Shared power to dispose or to direct the disposition of:         0

     Each of FSA Portfolio Management Inc. and Financial Security Assurance Holdings Ltd. expressly disclaims beneficial ownership of any shares beneficially owned by EXEL Limited. EXEL Limited expressly disclaims beneficial ownership of any shares beneficially owned by either of FSA Portfolio Management Inc. and Financial Security Assurance Holdings Ltd.

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company
            Not applicable.

Item 8. Identification and Classification of Members of the Group
            Not applicable.

Item 9. Notice of Dissolution of Group
        Not applicable.

Item 10. Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                          FINANCIAL SECURITY ASSURANCE
December 14, 1998               HOLDINGS LTD.

                                By:  /s/ Bruce E. Stern
                                   --------------------
                                     Bruce E. Stern
                                     Managing Director


Dated:                         FSA PORTFOLIO MANAGEMENT INC.
December 14, 1998

                               By:  /s/ Bruce E. Stern
                                  --------------------
                                    Bruce E. Stern
                                    Managing Director


Dated:                         EXEL LIMITED
December 14, 1998

                               By:  /s/ Paul S. Giordano
                                  ----------------------
                                    Paul S. Giordano
                                    Senior Vice President and
                                             General Counsel



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                                  EXHIBIT INDEX

                                                      Page No.
                                                      --------
A.  Joint Filing Agreement, dated as of                  10
    December 14, 1998, between Financial
    Security Assurance Holdings Ltd.,
    FSA Portfolio Management Inc. and
    EXEL Limited


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G, dated as of December 14, 1998, with respect to the Common Stock of Consumer Portfolio Services, Inc. is, and any amendments thereto (including any amendments on Schedule 13D) shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Dated:                    FINANCIAL SECURITY ASSURANCE
December 14, 1998              HOLDINGS LTD.

                          By:  /s/ Bruce E. Stern
                             --------------------
                               Bruce E. Stern
                               Managing Director


Dated:                    FSA PORTFOLIO MANAGEMENT INC.
December 14, 1998

                          By:  /s/ Bruce E. Stern
                             --------------------
                               Bruce E. Stern
                               Managing Director


Dated:                    EXEL LIMITED
December 14, 1998

                          By:  /s/ Paul S. Giordano
                             ----------------------
                               Paul S. Giordano
                               Senior Vice President and
                                        General Counsel